21001693

SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 02 2021
Washington, DC

SEC FILE NUMBER
8-49621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Miller Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3188 E. Maplewood Ave
(No. and Street)

Centennial	CO	80121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Hamilton (720) 221-9411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, Suite 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Miller Investments, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

LAURA MARZIANO
Notary Public
State of Colorado
Notary ID # 20104007321
My Commission Expires 03-02-2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON MILLER INVESTMENTS, LLC

TABLE OF CONTENTS

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To the Members of
Hamilton Miller Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Miller Investments, LLC as of December 31, 2020, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamilton Miller Investments, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamilton Miller Investments, LLC's management. Our responsibility is to express an opinion on Hamilton Miller Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Miller Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Hamilton Miller Investments, LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule I, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule I, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Hamilton Miller Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Hamilton Miller Investments, LLC's auditor since 2015.

Summit llc

Summit LLC
Denver, Colorado
February 3, 2021

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	38,562
Commissions receivable		311,211
Due from broker		26
Prepaid Commissions		20,000
Due to/from Parent (Note 3)		20,476
Other assets		280
Total assets	**$**	**390,555**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commissions payable	$	151,467
Total liabilities		151,467
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBER'S EQUITY (Note 2)		239,088
Total liabilities and member's equity	**$**	**390,555**

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUE:		
Commissions and fees	$	257,326
Other income		192
Total revenue		257,518
EXPENSES:		
Management fee (Note 3)		1,008,041
Finders' fees expense (Note 3)		(495,158)
General and administrative expenses		24,513
Total expenses		537,396
NET LOSS	**$**	**(279,878)**

The accompanying notes are an integral part of this statement.

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

BALANCE, December 31, 2019	$	548,505
Distributions		(29,539)
Net Loss		(279,878)
BALANCE, December 31, 2020	**$**	**239,088**

The accompanying notes are an integral part of this statement.

HAMILTON MILLER INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net loss	$	(279,878)
Adjustments to reconcile net income to cash provided by operating activities:		
Decrease in commissions receivable		625,738
Increase in prepaid commissions		(20,000)
Increase in due to/from parent		(46,312)
Decrease in other assets		350
Decrease in commissions payable		(495,159)
Net cash provided by operating activities		(215,261)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Increase in due to officers		(29,539)
NET DECREASE IN CASH		(244,800)
CASH, at beginning of year		283,362
CASH, at end of year	**$**	**38,562**

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Hamilton Miller Investments, LLC (the "Company") is a Delaware limited liability company organized on March 4, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. In this capacity, the Company participates in private placements of capital into various limited partnerships and other investment vehicles and directs trading to other broker-dealers. The Company's sole member is Hamilton Miller, LLC (the "Parent"). The Company, under Rule 15c3-3, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. The company has entered into a purchase agreement with EquityBee. The CMA process will commence in February and is anticipated to be completed in 2 – 4 months.

Revenue Recognition

The Company's primary sources of revenue are fees and commissions earned from various limited partnerships and other investment vehicles. These fees represent a portion of the management and performance fees charged by the managers of these entities. The Company records these fees when earned.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2016 to 2020 are subject to review by the Internal Revenue Service.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any positions besides cash as of December 31, 2020.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At December 31, 2020, the Company had net capital and net capital requirements of $38,589 and $10,098 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.93 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent in which the Company pays all expenses related to the use of the Parent's facility, employees and other operating expenses directly allocable to the Company. For the year ended December 31, 2020, the Company incurred $1,016,887 to its Parent in connection with the expense sharing agreement. Included in this amount is $124,933 for salaries and wages and $6,302 in rent expense. The Parent leases office space on a yearly basis with 30 days written notice of termination. At December 31, 2020, the Company has a receivable from its Parent of $20,476. The credit of ($495,158) is a result of the accrual fluctuation throughout the year of what is owed to our registered representatives.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company introduces client accounts to unrelated investment managers. The Company does not take discretionary control over any account. The Company receives a portion of the fees generated by the investment managers. The Company bears the risk of financial failure of these investment managers. If the investment managers should cease doing business, the amounts due from these investment managers could be subject to forfeiture.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

NOTE 5 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

The Company has entered into a preliminary purchase agreement with EquityBee on January 1, 2021. The CMA process will commence in February and is anticipated to be completed in 2 – 4 months. It is anticipated that the company will not transact any securities business during the CMA process. All future payments from previous manager engagements will be processed through new broker dealer and all managers have signed assignment agreements reflecting this change as of January 1, 2021.

SUPPLEMENTARY INFORMATION

HAMILTON MILLER INVESTMENTS, LLC
SCHEDULES I
COM PUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2020

CREDIT:		
Member's equity	$	239,088
DEBITS:		
Nonallowable assets:		
Commissions receivable		159,744
Prepaid Commissions		20,000
Due from Parent		20,476
Other assets		280
Total debits		200,499
NET CAPITAL BEFORE HAIRCUTS		38,589
Haircuts on securities positions		-
NET CAPITAL		38,589
Minimum requirements of 6-2/3% of aggregate indebtedness of $151,467 or $5,000, whichever is greater		10,098
Excess net capital	**$**	**28,491**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	151,467
Total aggregate indebtedness	**$**	**151,467**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.93 to 1**
Net Capital Per Company's Unaudited Form X-17A5 Part II Filing	**$**	**21,593**
Adjustments		
Reclassification of due to/from parent		16,992
Decrease in haircuts on securities		4
Net Capital Per Audited Financial Statements	**$**	**38,589**

HAMILTON MILLER INVESTMENTS, LLC
SCHEDULES II AND III
REQUIREMENTS FOR BROKER/DEALERS UNDER
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2020

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Hamilton Miller Investments, LLC

We have reviewed management's statements, as of and for the year ending December 31, 2020, included in the accompanying Exemption Report, in which (1) Hamilton Miller Investments, LLC's claimed exemption of 17 C.F.R. §15c3-3(k) and (2) Hamilton Miller Investments, LLC stated that Hamilton Miller Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hamilton Miller Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamilton Miller Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
February 3, 2021

HAMILTON MILLER INVESTMENTS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2020

To the best knowledge and belief of Hamilton Miller Investments, LLC:

The Company claimed exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 throughout the most recent fiscal year ending December 31, 2020.

The Company met exemption from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2020.

____
Signature

Managing Member
Title

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 8 0202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of Hamilton Miller Investments, LLC
6860 S. Yosemite Court, Suite 2000
Centennial, CO 80112

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Hamilton Miller Investments, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 3, 2021

HAMILTON MILLER INVESTMENTS, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2020

General assessment per Form SIPC-7, including interest	$ 379
Less: payments made with Form SIPC-6	(216)
Amount paid with Form SIPC-7	**$ 163**